Schedule A

As of August 1, 2018

Fund	Effective Date	Assets (billions)	Investment Management Fee Rate
Columbia Beyond BRICs ETF	August 1, 2018	All	0.59%(1)

Columbia EM Core ex-China ETF	August 1, 2018	All	0.35%(1)

Columbia EM Quality Dividend ETF	February 1, 2018	All	0.59%(1)

Columbia Emerging Markets Consumer ETF	February 1, 2018	All	0.59%(1)

Columbia India Consumer ETF	February 1, 2018	All	0.75%(1)

Columbia India Infrastructure ETF	February 1, 2018	All	0.75%(1)

Columbia India Small Cap ETF	February 1, 2018	All	0.75%(1)

(1)	Fee is a “unitary fee” pursuant to which the Investment Manager pays the operating costs and expenses of the Fund other than the following expenses (which will be paid by the Fund): the management fee set forth above; taxes; interest incurred on borrowing by the Fund (including but not limited to overdraft fees), if any; brokerage expenses, fees, commissions and other portfolio transaction expenses (including but not limited to service fees charged by custodians of depositary receipts and scrip fees related to registrations on foreign exchanges); interest and fee expense related to the Fund’s participation in inverse floater structures; infrequent and/or unusual expenses, including without limitation litigation expenses (including but not limited to arbitrations and indemnification expenses); distribution and/or service fees; expenses incurred in connection with lending securities; and any other infrequent and/or unusual expenses approved by the Board.

IN WITNESS THEREOF, the parties hereto have executed the foregoing Schedule A as of July 20, 2018.

COLUMBIA ETF TRUST II

By:	/s/ Christopher O. Petersen
Name:	Christopher O. Petersen
Title:	President

COLUMBIA MANAGEMENT INVESTMENT ADVISERS, LLC

By:	/s/ Amy K. Johnson
Name:	Amy K. Johnson
Title:	Global Head of Operations